SC 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934(Amendment No....)
TRANSALTA CORPORATION
....
..
....
(Name of Issuer)
COMMON SHARES...
....
(Title of Class of Securities)
2901628 CA...
....
(SEDOL Number)
December 31, 2010
....
....
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which
this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment containing
information which would alter the disclosures provided
in a prior cover page.

The information required in the remainder of this cover page shall
not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be subject
to all other provisions of the Act (however, see the Notes).

SEDOL No. 2901628 CA
(1)Names of reporting persons. I.R.S. Identification Nos.
of above persons (entities only)
     LETKO, BROSSEAU & ASS. INC.
(2) Check the appropriate box if a member of a
group (see instructions)
(a)

```
(b)
(3) SEC use only
(4) Citizenship or place of organization     CANADA
Number of shares beneficially owned by each reporting person with:
(5)Sole voting power         14,039,032
(6)Shared voting power
(7)Sole dispositive power    14,039,032
(8)Shared dispositive power
(9)Aggregate amount beneficially owned by each reporting person

       14,039,032
(10)Check if the aggregate amount in Row (9)
excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9

          6.37%
(12)Type of reporting person (see instructions)

       OO
```

Item 1.
Item 1(a) Name of issuer: TRANSALTA CORPORATION
Item 1(b) Address of issuer's principal executive offices:
    110-12th Avenue SW
    BOX 1900,Station M
    Calgary, Alberta T2P 2MI
    Canada

Item 2.
2(a) Name of person filing:
    Letko, Brosseau & Ass. Inc.
2(b) Address or principal business office or, if none, residence:
    1800 Mc Gill College Av.
    Suite 2510
    Montreal, QC
    H3A 3J6
    Canada
2(c) Citizenship:

    Canada
2(d) Title of class of securities:

    Common Shares
2(e) SEDOL No.: 2901628 CA

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c),
check whether the person filing is a:
a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment
Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

g. [ ] A parent holding company or control person in accordance
with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an
investment
company under section 3(c)(14) of the Investment Company Act of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and
percentage
of the class of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 14,039,032
b. Percent of class: 6.37%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 14,039,032
ii. Shared power to vote or to direct the vote
iii. Sole power to dispose or to direct the disposition of: 14,039,032
iv. Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being
filed to
report the fact that as of the date hereof the reporting person has
ceased to
be the beneficial owner of more than 5 percent of the class of
securities,
check the following [].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Clients of Letko, Brosseau & Ass. Inc. have the right to receive
or the power to direct the receipt of dividends from, or

the proceeds from sale of, the common shares reported as
beneficially owned by Letko, Brosseau & Ass. Inc. No
clients of Letko, Brosseau & Ass. Inc. beneficially owns more than five
percent of Issuer's Common Shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the
Security Being Reported on by the Parent Holding Company or Control
Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held
for the purpose of or with the effect of changing or influencing
the control of the issuer of the securities and were not acquired and
are not held in connection with or as a participant in any
transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true,
complete and correct.

Dated : February 14, 2011

Signature   DANIEL BROSSEAU

Name/Title: Daniel Brosseau/President